UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Janus Henderson Group plc

(Name of Issuer)

Ordinary Shares, par value $1.50 per Share

(Title of Class of Securities)

G4474Y 214

(CUSIP Number)

Takahiro Saito

General Manager, Actuarial and Accounting Unit

Dai-ichi Life Holdings, Inc.

13-1, Yurakucho 1-Chome,

Chiyoda-ku, Tokyo, 100-8411 Japan

+81-50-3780-4198

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4474Y 214

1.	Names of Reporting Person: Dai-ichi Life Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Tokyo, Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 33,771,412*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 33,771,412*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,771,412*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 16.1%**
14.	Type of Reporting Person (See Instructions): OO

*	Represents 23,771,412 shares of outstanding ordinary shares, par value $1.50 per share (the “Company Ordinary Shares”), of Janus Henderson Group plc, incorporated and registered in Jersey, Channel Islands (the “Company”) and 10,000,000 shares of Company Ordinary Shares issuable upon the exercise of the conditional options granted pursuant to the Option Agreement, dated as of October 3, 2016, between Dai-ichi Life Holdings, Inc. (the “Investor”) and the Company.
**	Based on 210,406,138 shares of Company Ordinary Shares, which is the sum of (i) the 200,406,138 shares of Company Ordinary Shares outstanding as of February 22, 2018 as reported by the Company in its Form 10-K filed on February 27, 2018, plus (ii) the 10,000,000 shares of Company Ordinary Shares issuable pursuant to the Option Agreement.

Item 1. Security and Issuer

This Amendment No. 4 (this “Amendment No. 4”) amends the Schedule 13D that was filed on May 30, 2017, as amended by Amendment No. 1 filed on November 14, 2017, Amendment No. 2 filed on December 18, 2017 and Amendment No. 3 filed on February 8, 2018 (the “Schedule 13D”) by Dai-ichi Life Holdings, Inc. (the “Investor”), relating to the issued and outstanding shares of ordinary shares, par value $1.50 per share (the “Company Ordinary Shares”), of Janus Henderson Group plc, incorporated and registered in Jersey, Channel Islands (the “Company”). The principal executive offices of the Company are located at 201 Bishopsgate, EC2M 3AE, United Kingdom. Beginning on the date this Amendment No. 4 is filed, all references in the Schedule 13D to the Schedule 13D shall be deemed to refer to the Schedule 13D as amended by this Amendment No. 4. Only those items reported in this Amendment No. 4 are amended and all other items in the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 4 and not defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following to the end thereof:

From February 7, 2018 and March 5, 2018, the Investor purchased 2,196,656 shares of Company Ordinary Shares in the open market and through block trades for an aggregate purchase price of $77,399,220. The source of funds used by Investor to pay the purchase price for such shares was working capital.

Item 5. Interest in the Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) Rows (7) through (11) and (13) of the cover pages to this Amendment No. 4 are hereby incorporated by reference. Pursuant to the 10b5-1 Plan, the Investor purchased a total of 2,196,656 shares of Company Ordinary Shares in the open market and through block trades from February 7, 2018 through March 5, 2018. Following completion of the purchase acquisition and for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Investor beneficially owns 33,771,412 shares of Company Ordinary Shares, representing approximately 16.1% of the outstanding shares of Company Ordinary Shares. For purposes of calculating the percentages set forth in this Item 5, the number of shares outstanding is assumed to be 210,406,138, which is the sum of (i) the 200,406,138 shares of Company Ordinary Shares outstanding as of February 22, 2018 as reported by the Company in its Form 10-K filed on February 27, 2018, plus (ii) the 10,000,000 shares issuable pursuant to the Option Agreement.

Of these shares, 10,000,000 shares represent shares that the Investor has a right to acquire upon exercise of the conditional options granted to the Investor pursuant to the Option Agreement.

(b) The Investor has (or, in the case of the 10,000,000 shares of Company Ordinary Shares that the Investor has a right to acquire upon the exercise of the conditional options granted to the Investor pursuant to the Option Agreement, will have upon the exercise of such options) the sole power to vote or direct the vote and to dispose or direct the disposition of all 33,771,412 shares of Company Ordinary Shares beneficially owned by it.

(c) The transactions in the Common Ordinary Shares effected subsequent to February 6, 2018, the last date of trading reflected in Amendment No. 3, by the Investor are set forth in Schedule A, and are incorporated herein by reference.

Except as described above, neither the Investor nor, to its knowledge, any of its directors or executive officers has engaged in any transaction in shares of the Company Ordinary Shares subsequent to February 6, 2018.

(d) No other person is known by the Investor to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s securities beneficially owned by the Investor.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dai-ichi Life Holdings, Inc.

Date: March 7, 2018	By:	/s/ Takahiro Saito
	Name:	Takahiro Saito
	Title:	General Manager, Actuarial and Accounting Unit

SCHEDULE A

This Schedule sets forth information with respect to each purchase of Common Ordinary Shares which were effectuated by Investor from February 7, 2018 through March 5, 2018. All such transactions were effected in the open market or through block trades through a broker.

DAI-ICHI LIFE HOLDINGS, INC.

Date of Transaction	Number of Shares Purchased	Price Per Share[1]	Range of Prices Per Share	Aggregate Purchase Price
February 07, 2018	153,361	36.3151	35.9600 — 36.5700	5,569,320.05
February 08, 2018	166,300	35.2324	34.6400 — 35.7500	5,859,148.12
February 09, 2018	166,300	33.4778	32.9400 — 34.4600	5,567,358.14
February 12, 2018	90,000	34.3339	33.9300 — 34.6100	3,090,051.00
February 13, 2018	98,069	34.6590	34.3100 — 34.9000	3,398,973.47
February 14, 2018	105,196	35.3696	34.6600 — 35.6100	3,720,740.44
February 15, 2018	97,286	35.4425	35.1350 — 36.0000	3,448,059.06
February 16, 2018	75,000	35.5173	35.2500 — 35.7100	2,663,797.50
February 20, 2018	169,406	35.9438	35.3000 — 36.2300	6,089,095.38
February 21, 2018	133,112	35.7596	35.5000 — 36.2600	4,760,031.88
February 22, 2018	129,773	35.4534	35.2600 — 35.6100	4,600,894.08
February 23, 2018	101,291	35.4505	35.1200 — 35.5800	3,590,816.60
February 26, 2018	118,279	35.7272	35.3200 — 35.9600	4,225,777.49
February 27, 2018	121,000	35.4834	35.3500 — 35.6700	4,293,491.40
February 28, 2018	115,200	35.6847	35.4000 — 35.8800	4,110,877.44
March 01, 2018	118,000	35.2393	34.8900 — 35.7000	4,158,237.40
March 02, 2018	109,257	34.6455	34.0900 — 34.9200	3,785,263.39
March 05, 2018	129,826	34.4098	34.1800 — 34.7100	4,467,286.69

[1]	The Investor undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased at each separate price.

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